SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE § 240.13d-2(a)

Ormat Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

686688-10-2
(CUSIP Number)

FIMI IV 2007 Ltd., Electra Tower, 98 Yigal Alon Street, Tel-Aviv 67891, Israel
Tel: +972-3-5652244
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2017
(Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
______________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 686688-10-2	Schedule 13D/A	Page 2 of 7

1	NAMES OF REPORTING PERSONS FIMI IV 2007 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 686688-10-2	Schedule 13D/A	Page 3 of 7

1	NAMES OF REPORTING PERSONS FIMI ENRG, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 686688-10-2	Schedule 13D/A	Page 4 of 7

1	NAMES OF REPORTING PERSONS FIMI ENRG, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 686688-10-2	Schedule 13D/A	Page 5 of 7

1	NAMES OF REPORTING PERSONS Ishay Davidi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

Item 1.   Security and Issuer.

This Amendment No 2 supplements and amends the statement on Schedule 13D originally filed on February 12, 2015 ((as amended by Amendment No. 1 dated May 5, 2017), as amended, the "Schedule 13D"), which relates to shares of common stock, par value $0.001 per share (the "Shares") of Ormat Technologies, Inc., a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 6225 Neil Road, Reno, Nevada 89511-1136.  This Amendment amends and supplements Items 4 and 5 of Schedule 13D.  Capitalized terms used hereunder and not otherwise defined shall have the meaning ascribed to them in Schedule 13D.  This Amendment No. 2 to the Schedule 13D reports that the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of common stock of the Issuer on July 26, 2017 and ceased to be reporting persons.

Item 4.   Purpose of Transaction.

The following amends and supplements Item 4 of Schedule 13D.

On July 26, 2017, the closing of the transactions contemplated by the Stock Purchase Agreement (as defined in Amendment No. 1 to Schedule 13D) were consummated (the "Closing").  As a result, the Reporting Persons ceased to own any Shares of the Issuer.

Immediately prior to the Closing, Mr. Gillon Beck resigned from his position as Chairman of the Board of Directors of the Issuer, and Mr. Ami Boehm resigned from his position as member of the Board of Directors of the Issuer.  Both Mr. Beck and Mr. Boehm also resigned from their respective Board committees.

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a), (b)    Effective upon the Closing, the Reporting Persons do not beneficially own any Shares of the Issuer.

(c)           Prior to the Closing, FIMI ENRG 1 and FIMI ENRG 2 exercised the call option and purchased from Bronicki Investments an aggregate of 203,528 Shares of the Issuer at a price per share of $27.52. In addition, prior to the Closing, FIMI ENRG 2 purchased from Mr. Gillon Beck and Mr. Ami Boehm an aggregate of 75,000 Shares of the Issuer at a price per share of $57. All such Shares were sold by FIMI ENRG 1 and FIMI ENRG 2, as applicable, to Orix (as defined in Amendment No. 1 to Schedule 13D) in the framework of the transaction reported under Item 4.

(e)           The Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of common stock of the Issuer on July 26, 2017.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2017

FIMI IV 2007 Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO

FIMI ENRG, Limited Partnership. By: FIMI IV 2007 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI ENRG, Limited Partnership By: FIMI IV 2007 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
Ishay Davidi By: /s/ Ishay Davidi